                                                                    EXHIBIT 12.1
                         NORTHWEST PIPELINE CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)

                                                                       For the Year Ended December 31,
                                                        -------------------------------------------------------------
                                                           1998         1999         2000         2001         2002
                                                        ---------    ---------    ---------    ---------    ---------
Earnings:
    Income before income taxes                          $ 105,066    $ 116,588    $ 128,604    $ 107,173    $ 129,381

    Add:
       Interest expense on long-term debt                  29,064       26,064       25,914       25,670       25,577
       Other interest expense, including amortization
       of debt discount and expense                         8,496        4,185        6,273        5,302        2,688
       Capitalized interest (AFUDC)                          (520)        (833)        (273)        (448)      (2,638)
       Rental expense representative
          of interest factor                                2,632        2,446        2,241        2,020        1,783
                                                        ---------    ---------    ---------    ---------    ---------

    Total earnings                                      $ 144,738    $ 148,450    $ 162,759    $ 139,717    $ 156,791
                                                        =========    =========    =========    =========    =========

Fixed Charges:
       Interest expense on long-term debt               $  29,064    $  26,064    $  25,914    $  25,670    $  25,577
       Other interest expense, including amortization
       of debt discount and expense                         8,496        4,185        6,273        5,302        2,688
       Rental expense representative
          of interest factor                                2,632        2,446        2,241        2,020        1,783
                                                        ---------    ---------    ---------    ---------    ---------

    Total fixed charges                                 $  40,192    $  32,695    $  34,428    $  32,992    $  30,048
                                                        =========    =========    =========    =========    =========

Ratio of Earnings to Fixed Charges                            3.6          4.5          4.7          4.2          5.2
                                                        =========    =========    =========    =========    =========


For the purposes of computing the ratio of earnings to fixed charges, earnings are divided by fixed charges. "Earnings" represent the aggregate of (a) our pre-tax income, and (b) fixed charges, net of interest capitalized. "Fixed charges" represent interest (whether expensed or capitalized), the amortization of total debt discount and expense and that portion of rentals considered to be representative of the interest factor.